May 9, 2022
Re:
Duddell Street Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed April 18, 2022
File No. 333-261483

Keira Nakada
Lyn Shenk
Cara Wirth
Erin Jaskot
Office of Trade & Service
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:
On behalf of Duddell Street Acquisition Corp. (the “Company” or “DSAC”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 26, 2022 on the Company’s amendment No.3 to registration statement on Form S-4 filed on April 18, 2022 (the “Registration Statement Amendment No.3”). Concurrently with the submission of this letter, the Company is filling its fourth amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 4”) and certain exhibit via EDGAR to the Commission.
The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 4 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 4.
*     *     *     *

Registration Statement Amendment No.3 on Form S-4 Filed April 18, 2022
Certain Projected Financial Information, page 129
1. We note the disclaimers indicating that Fiscal Note, as well as the placement agents, have not warranted the accuracy, reliability, appropriateness or completeness of the FiscalNote Projections to anyone. As these statements imply a disclaimer of responsibility with respect to the projections, please either remove these disclaimers or explain the basis for the ability to disclaim responsibility.
In response to the Staff’s comment, the Company has revised the disclosure to remove these disclaimers on page 138 of the Registration Statement Amendment No. 4.
Interests of DSAC’s Directors and Officers and Others in the Business Combination, page 132
2. We note your revised disclosure in response to comment 11, including that “[t]he Backstop Parties and the Sponsor will benefit from the backstop transactions and the consummation of the Business Combination, which benefits are different from, or in addition to, those available to DSAC shareholders and warrant holders generally.” Please revise to describe the benefits to the Backstop Parties and the Sponsor.
In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 58, 141 and 152 of the Registration Statement Amendment No. 4.
Beneficial Ownership of Securities, page 257
3. Please revise to disclose the natural person(s) who have voting and/or investment control over the shares held by GPO FN Noteholder LLC.
In response to the Staff’s comment, the Company has revised the disclosure on page 269 of the Registration Statement Amendment No. 4.
U.S Federal Income Tax Considerations to DSAC Security Holders, page 283
4. Please remove the language on page 283 stating that this “discussion” is a “summary only,” and remove your disclosure elsewhere stating this is a discussion. Please also remove the disclaimer on page 284 stating that the disclosure is for “informational purposes only,” as investors are entitled to rely on the opinion. See Section III.C.4. of Staff Legal Bulletin No. 19.
In response to the Staff’s comment, the Company has revised the disclosure on pages 292, 293, 295 and 296 of the Registration Statement Amendment No. 4.
The Domestication, page 291
5. Please revise this section to remove the word “generally” in the disclosure stating that U.S. Holders will not recognize taxable gain or loss as a result of the Domestication, as this represents the opinion of counsel. To the extent that counsel is providing a “should” opinion, please revise accordingly.
In response to the Staff’s comment, the Company has revised the disclosure on page 300 of the Registration Statement Amendment No. 4.
Characterization of the Business Combination, page 298
6. Your disclosure indicates that Paul Hastings will issue an opinion “to the effect” that the Business Combination “should” qualify as a reorganization within the meaning of Section 368(a). It is unclear if counsel intends to file a long-form or short-form opinion, but in either case the opinion and the disclosure in the prospectus must be consistent. Please revise your disclosure in this section to clearly identify and articulate the opinion being rendered as to the tax consequences of the Business Combination, and clearly state in both the disclosure and exhibit that this is the opinion of counsel. Please ensure the opinion covers the tax consequences related to qualification of the Business Combination as a reorganization, as the current disclosure simply describes the tax consequences if the merger does or does not qualify. As it appears that counsel is issuing a “should” opinion, please also revise to explain why counsel cannot give a “will” opinion and to describe the degree of uncertainty in the opinion. Please also add risk factor disclosure, as appropriate. Please also remove language stating that this section covers “certain” tax consequences. Refer to Section III of Staff Legal Bulletin 19.
In response to the Staff’s comment, the Company has revised the disclosure on pages 74, 75, 307, 308 and 309 of the Registration Statement Amendment 4.

Audited Consolidated Financial Statements of FiscalNote Holdings, Inc. Note 1. Summary of Business and Significant Accounting Policies Liquidity, page F-31
7. We note your disclosure that in the event the merger transaction does not close, the Company’s cash flows from operations raise substantial doubt about the Company’s ability to continue as a going concern. You also disclose that with the cash on hand at December 31, 2021, $20.0 million of cash received on March 28, 2022 related to the increase to your Last Out Term Loan (see Note 15), $8,000 available to draw upon related to the 8090 Promissory Note (described further in Note 7), and the consummation of the Business Combination Agreement with DSAC, the Company believes it will have sufficient liquidity to fund operations and capital expenditures for the twelve months subsequent to the issuance of these consolidated financial statements. Please clarify whether substantial doubt was alleviated because management’s plans are probable of being effectively implemented and are probable of mitigating the conditions or events that raised the substantial doubt. Refer to ASC 205-40-50-12 and 13.
In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Registration Statement Amendment No. 4.
*     *     *     *
If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or Miranda So at +852-2533-3373 (miranda.so@davispolk.com), or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com), or Haiyang Zhao at +852-2533-1026 (haiyang.zhao@davispolk.com).
Thank you for your time and attention.
Yours sincerely,
/s/ James C. Lin

James C. Lin
cc:
Manoj Jain, Chief Executive Officer

Duddell Street Acquisition Corp.
Tim Hwang, Chief Executive Officer
Paul Donnell, Chief Accounting Officer
FiscalNote Holdings, Inc.
Brandon J. Bortner, Esq.
Paul Hastings LLP
Derek White, CPA, Partner
Marcum LLP
Charles Carr, CPA, Partner
RSM US LLP